UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated January 2, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 3, 2013.
•	Press Release dated December 4, 2013.
•	Press Release dated December 12, 2013.
•	Press Release dated December 19, 2013.
•	Press Release dated December 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: January 2, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Announces $200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, December 3, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell eight million Cumulative Redeemable Preference Shares, Series 7 (the “Series 7 Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on December 12, 2013.

The holders of Series 7 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.40 per cent per annum, for the initial fixed rate period to but excluding March 1, 2019. The first quarterly dividend payment date is scheduled for March 1, 2014. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 2.57 per cent. The Series 7 Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2019 and on March 1 of every fifth year thereafter.

The holders of Series 7 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 8 (the “Series 8 Preferred Shares”), subject to certain conditions, on March 1, 2019 and on March 1 of every fifth year thereafter. The holders of Series 8 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada treasury bill rate plus 2.57 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series 7 Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus supplement to the base shelf prospectus of the Corporation dated June 6, 2013. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by Scotiabank, CIBC, RBC Capital Markets, and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Dividend by 11 per cent

CALGARY, ALBERTA, December 4, 2013 – Enbridge Inc. (TSX, NYSE: ENB) today announced that its Board of Directors has declared a quarterly dividend of $0.350 per common share, payable on March 1, 2014 to shareholders of record on February 14, 2014. The dividend reflects an 11 per cent increase from the prior quarterly rate. Enbridge also announced a guidance range for 2014 adjusted earnings of $1.84 to $2.04 per share.

“2013 has been a foundational year for our growth plan and we enter 2014 well positioned to deliver 10-12 per cent average annual growth in earnings per share through 2017,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “With $6 billion of additional attractive investment opportunities secured in 2013 — $3 billion of which have been secured since our October Enbridge Day investor conference — we now stand at $29 billion of commercially secured growth capital to be in service by 2017, out of a total enterprise-wide growth capital plan of $36 billion. We’re in a position to be selective on how we’ll deploy the remaining $7 billion of our growth capital, and are making good progress on a number of fronts.

“We are carrying a peak level of construction work in progress out of 2013 and throughout 2014, and we are on schedule and on budget with almost all of the projects expected to come into service in 2014. We are also well advanced in execution of the funding and liquidity plan which supports our long term growth,” said Mr. Monaco.

“The combination of the peak level of work in progress and significant equity prefunding means that earnings per share growth for 2013 and 2014, though strong, will be slightly below the long term average of 10- 12 per cent, with the expectation of then climbing above the average beginning in 2015. This is reflected in our 2014 guidance and our current outlook for 2013, which we now anticipate to close within but toward the lower end of our original guidance range.

“The dividend increase reflects the confidence Management and the Board have in the earnings growth we expect over our five-year planning horizon,” said Mr. Monaco. “At 11 per cent, it’s in line with our plan to follow a dividend growth path which is consistent with 10-12 per cent average growth in earnings per share, but smoother than our anticipated annual earnings growth rates.”

Enbridge’s Board of Directors also declared the following quarterly dividends for Enbridge Inc. Preferred Shares. All dividends are payable on March 1, 2014 to shareholders of record on February 14, 2014:

Preferred Shares, Series A	$0.34375
Preferred Shares, Series B	$0.25
Preferred Shares, Series D	$0.25
Preferred Shares, Series F	$0.25
Preferred Shares, Series H	$0.25
Preferred Shares, Series J	US$0.25
Preferred Shares, Series L	US$0.25
Preferred Shares, Series N	$0.25
Preferred Shares, Series P	$0.25
Preferred Shares, Series R	$0.25
Preferred Shares, Series 1	US$0.25
Preferred Shares, Series 3	$0.25
Preferred Shares, Series 5	US$0.275

Conference Call

Enbridge Inc. will host a webcast conference call to discuss its 2014 Guidance as follows:

Webcast Information

Event:	Enbridge Inc. 2014 Guidance Conference Call
Date:	Wednesday, December 4, 2013
Time:	2:30 p.m. Mountain Time / 4:30 p.m. Eastern Time
Webcast:	sign-up

Conference Call Information

Dial-in #‘s (Audio only – please dial in 10 minutes ahead if not pre-registered)

North America:	1 (800) 708-4540
Outside North America:	1 (847) 619-6397
Participant Passcode:	36153044

Replay Information

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours after the event.

Audio Replay # (Available for 7 days after call):

North America:	1 (888) 843-7419
Outside North America:	1 (630) 652-3042
Replay Passcode:	36153044

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces Closing of $250 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, December 12, 2013 – Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference shares, Series 7 (Series 7 Preferred Shares) by a syndicate of underwriters led by Scotiabank, CIBC, RBC Capital Markets, and TD Securities Inc. Enbridge issued 10 million Series 7 Preferred Shares for gross proceeds of $250 million which includes the exercise of the underwriters’ option. The Series 7 Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.J. Proceeds will be used to partially fund capital projects, reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

For immediate release	December 19, 2013

NORTHERN GATEWAY REINFORCES COMMITMENT

TO BUILDING A SAFER, BETTER PIPELINE

VANCOUVER – Northern Gateway Pipelines, L.P. announced today that the Joint Review Panel (the Panel) recommended that the federal government approve the project, subject to 209 required conditions. The Panel stated: “Based on a scientific and precautionary approach to this complex review, the Panel found that the project, if built and operated in compliance with the conditions set out in its report, would be in the public interest.”

The Panel found: “After weighing all the oral and written evidence that Canada and Canadians would be better off with the Enbridge Northern Gateway Project than without it.”

The Northern Gateway Project team is reviewing the recommendations and conditions outlined in the Panel’s report.

The Government of Canada is expected to render its final decision on the Northern Gateway Project by July 2014.

The Panel’s recommendation comes after more than 18 months of hearings held in communities along the route of the proposed pipeline project. The Northern Gateway Project team filed its formal application with the Panel in May 2010. The team has been engaging in outreach with Aboriginal groups and stakeholders for more than 10 years.

“From the beginning of this project, Northern Gateway has worked with one goal in mind: to access new markets by building a safer, better pipeline,” said Janet Holder, leader of the Northern Gateway Project. “The Joint Review Panel conducted the most comprehensive and science-based pipeline review in Canadian history and their report reflects the input of thousands of Canadians. Their report is an important step towards that goal.”

Holder said the Northern Gateway Project team will work to meet the Joint Review Panel’s conditions. The team will also work towards meeting British Columbia Premier Christy Clark’s five conditions for heavy oil pipeline development, of which the Panel’s recommendation is one.

“Northern Gateway will be designed to protect B.C.’s unique natural environment with world-class spill prevention, response and recovery. And it will be a partnership with Aboriginal groups and communities. Already, the Northern Gateway Project has signed 26 equity partnership agreements,” said Holder. “Together with world-leading engineers and scientists, the team at Northern Gateway is engaged in an expert review process. We will closely analyze the panel’s conditions – many of which reflect commitments we put forward at the hearings – and continue to listen and be open to change. We look forward to sharing our progress with British Columbians, openly and transparently.”

The Northern Gateway Project has received commercial support for the project. In August 2011, the Northern Gateway Project filed Precedent Agreements with the NEB which provide for long-term service and capacity on both the proposed crude oil export and condensate import pipelines. Capacity has also been reserved for use by uncommitted shippers. Potential shippers have also provided funding support for the regulatory phase of the project.

About Northern Gateway…

The Northern Gateway Project is a proposed 1,177-km twin pipeline system and marine terminal. The proposed project would transport 525,000 barrels per day (bpd) of oil for export and import 193,000 bpd of condensate. Project lead Enbridge Inc. (TSX, NYSE: ENB) is working in partnership with leading Canadian and international energy companies, First Nations and Metis communities in B.C. and Alberta. For more information, please visit www.gatewayfacts.ca.

Forward-Looking Information

Certain information provided in this news release may constitute forward-looking statements. Although these statements are believed to be based on information and assumptions which are current, reasonable and complete, they are necessarily subject to a variety of risks and uncertainties. Actual results may therefore vary from those expected.

—30

Contact:

Media line: 1-888-992-0997

media@enbridge.com

Northern Gateway Project Backgrounder

The pipeline’s route:

A twin pipeline will run 1,177 km from Bruderheim in northern Alberta, through northern British Columbia, to the deep-water port of Kitimat British Columbia at the head of the Douglas Channel.

The pipeline’s capacity:

The westbound 36” diameter pipeline will carry up to 525,000 barrels of oil per day. The eastbound 20” diameter pipeline will carry 193,000 barrels of condensate per day, which is a product used to thin oil for pipeline transport.

The transfer from land to marine operations:

The Kitimat Marine Terminal will include two ship berths and 19 tanks for oil and condensate. While docked at the Terminal, tankers loading export oil will be surrounded by a containment boom. The forecast is for the terminal to serve around 220 ship calls per year.

Care taken along the land route:

70% of the pipeline route will utilize previously disturbed land. The pipeline will be dug deeper under watercourses for added protection. Ten pump stations will be powered by electric pumps to limit noise and greenhouse gas emissions.

Economic benefits:

The Northern Gateway Project will bring significant, lasting benefits to the Canadian economy including:

¡	Over $300 billion in GDP over 30 years
¡	$300 million in employment and contracts for Aboriginal communities and businesses;
¡	$4.3 billion of labour-related income across Canada during construction;
¡	$2.6 billion in local, provincial and federal government tax revenues ($1.2 billion in BC);
¡	1,150 long-term jobs throughout the Canadian economy (560 in BC)

Invaluable input from experts:

A team of over 200 experts and scientists conducted a comprehensive environmental assessment of the project route. Their findings have been incorporated into our planning.

NEWS RELEASE

Enbridge Posts 2013 Corporate Social Responsibility (CSR) Report

CALGARY, Alberta – December 30, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today released its 2013 Corporate Social Responsibility (CSR) Report, in which the Company provides details on its social, environmental and governance performance in 2012, and significant developments that took place in the first half of 2013.

“We are being challenged to achieve unprecedented levels of performance in safety and environmental protection while at the same time realizing the social and economic benefits created by new energy opportunities. We are responding in ways that are fundamentally changing the way we do business,” said President and Chief Executive Officer, Al Monaco. “We are determined to be the industry leader in operational safety and reliability and we’ve established an Operational Risk Management (ORM) Plan to meet that objective across six key areas. The ORM plan sits alongside our strategic plan and, beginning in 2013, our progress will be independently verified.”

Enbridge’s 2013 CSR Report is web-based and available on Enbridge’s website at www.csr.enbridge.com. It highlights the areas that are most material to Enbridge’s operations and stakeholders including pipeline integrity, health and safety, the environment, community relations, and economic benefits.

The report was prepared using the Global Reporting Initiative (GRI) G3.1 sustainability reporting guidelines. These guidelines are intended to serve as a generally accepted framework for reporting on an organization’s economic, environmental and social performance. The GRI guidelines contain general and sector-specific content that has been agreed on by a wide range of stakeholders around the world to be generally applicable for reporting an organization’s sustainability performance.

Enbridge has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years and is also included on the Dow Jones Sustainability Index (North America and Word indices), the Financial Times/London Stock Exchange (FTSE4Good), and the CDP Global 500 Carbon Disclosure ranking.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com

Enbridge Inc.

Adam McKnight

Investment Community

(403) 266-7922

Email: adam.mcknight@enbridge.com